UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

AtlasClear Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

128745106 (Common Stock)

(CUSIP Number)

Robert McBey

c/o AtlasClear Holdings, Inc.

4030 Henderson Blvd., Suite 712

Tampa, FL 33629

(727) 446-6660

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 128745106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert McBey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 956,914*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 956,914*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of AtlasClear Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4030 Henderson Blvd., Suite 712, Tampa, FL 33629.

Item 2. Identity and Background.

(a) This Statement is being filed by Robert McBey (the “Reporting Person”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

(b) The address of the Reporting Person is c/o AtlasClear Holdings, Inc., 4030 Henderson Blvd., Suite 712, Tampa, FL 33629.

(c) The Reporting Person is the Chairman and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The securities of the Issuer were acquired as consideration in a business combination as described in further detail in Item 4 of this Statement which is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Person solely for investment purposes and in connection with the transaction described below.

As previously disclosed, on February 9, 2024 (the “Closing Date”), the Issuer (formerly known as Calculator New Pubco, Inc.) consummated the previously announced transactions pursuant to that certain Business Combination Agreement, dated November 16, 2022 (as amended, the “Business Combination Agreement”), by and among the Issuer, Quantum FinTech Acquisition Corporation (“Quantum”), Calculator Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, Calculator Merger Sub 2, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, AtlasClear, Inc., a Wyoming corporation (“AtlasClear”), Atlas FinTech Holdings Corp., a Delaware corporation and Robert McBey. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” In connection with the consummation of the Business Combination (the “Closing”), the Issuer changed its name from “Calculator New Pubco, Inc.” to “AtlasClear Holdings, Inc.”

In connection with the Closing, and pursuant to the terms of the Business Combination Agreement, AtlasFintech and Mr. McBey (the “AtlasClear Stockholders”), received merger consideration (the “Merger Consideration Shares”) consisting of an aggregate of 4,440,000 shares of Common Stock, of which Mr. McBey received 956,914 shares of Common Stock.

In addition, the AtlasClear Stockholders will receive up to 5,944,444 shares of Common Stock (the “Earn Out Shares”) upon certain milestones (based on the achievement of certain price targets of Common Stock following the Closing). In the event such milestones are not met within the first 18 months following the Closing, the Earn Out Shares will not be issued.

On November 16, 2022, the Issuer, the AtlasClear Stockholders and certain of Quantum’s stockholders entered into a Registration Rights and Lock-Up Agreement which became effective as of the Closing, pursuant to which, among other things, AtlasClear Stockholders received certain registration rights with respect to certain securities of the Issuer. In addition, the Registration Rights and Lock-Up Agreement restricts transfer of the holders’ shares until the earliest of: (i) the date that is one (1) year from the Closing Date, (ii) the last consecutive trading day where the sale price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Closing Date, or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders of such entity having the right to exchange their shares of Common Stock for cash, securities or other property.

Prior to the Closing, AtlasClear and Wilson-Davis entered into certain amendments to the Broker-Dealer Acquisition Agreement (as defined in the Business Combination Agreement) which reduced the total purchase price payable under the Broker-Dealer Acquisition Agreement by $5 million and reduced the cash payable at the Wilson-Davis Closing as part of the purchase price to $8 million, with the balance of the purchase price paid in the form of convertible promissory notes issued by AtlasClear to the sellers of Wilson-Davis, including Mr. McBey, as follows: (i) $5,000,000 in aggregate principal amount of notes due 90 days after the Closing Date (the “Short-Term Notes”) and (ii) $7,971,000 in aggregate principal amount of notes due 24 months after the Closing Date (the “Long-Term Notes” and, together with the Short-Term Notes, the “Seller Notes”). The Short-Term Notes accrue interest at a rate of 9% per annum, payable quarterly in arrears, in shares of Common Stock at a rate equal to 90% of the trailing seven-trading day volume weighted average price of the Common Stock (“VWAP”) prior to payment (or, at the Issuer’s option, cash), and are convertible at the option of the holder at any time during the continuance of an event of default, at a rate equal to 90% of the trailing seven-trading day VWAP prior to conversion. The Long-Term Notes accrue interest at a rate of 13% per annum, payable quarterly in arrears, in shares of Common Stock at a rate equal to 90% of the trailing seven-trading day VWAP prior to payment (or, at the Issuer’s option, in cash), and are convertible at the option of the holder at any time commencing six months after the Closing Date, at a rate equal to 90% of the trailing seven-trading day VWAP prior to conversion (or 85% if an event of default occurs and is continuing). Mr. McBey has received 6,914 shares of Common Stock pursuant to the Seller Notes as of the date of this report.

Item 5. Interest in Securities of the Issuer.

(a)	- (b)

Mr. McBey has beneficial ownership of 956,914 shares of Common Stock, or 7.7% of the Common Stock of the Issuer based upon 12,455,157 shares of Common Stock, outstanding as of April 15, 2024. This percentage does not reflect any Earnout Shares that Mr. McBey may beneficially own in the future or any shares of Common Stock that may become issuable in the future pursuant to the Seller Notes described above.

Mr. McBey has sole voting and sole dispositive power with respect to the 956,914 shares of Common Stock he beneficially owns.

(c)       The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d)       To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)       Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	-	Business Combination Agreement, dated as of November 16, 2022, by and among Quantum FinTech Acquisition Corporation, the Issuer (f/k/a Calculator New Pubco, Inc.), Calculator Merger Sub 1, Inc., Calculator Merger Sub 2, Inc., AtlasClear, Inc., Atlas FinTech Holdings Corp. and Robert McBey (incorporated by reference to Exhibit 2.1 to Quantum’s Current Report on Form 8-K (File No. 001-40009), filed with the SEC on November 17, 2022).

Exhibit B	-	Registration Rights and Lock-Up Agreement, dated November 16, 2022, by and among the Issuer (f/k/a Calculator New Pubco, Inc.) and the stockholders of AtlasClear, Inc. and Quantum FinTech Acquisition Corporation party thereto (incorporated by reference to Exhibit 10.2 to Quantum’s Current Report on Form 8-K (File No. 001-40009), filed with the SEC on November 17, 2022).

Exhibit C	-	Amendment No. 8 to Stock Purchase Agreement, dated as of January 9, 2024, by and among Wilson-Davis & Co. Inc., the individuals and entities listed in Exhibit A thereto and AtlasClear, Inc.

Exhibit D	-	Amendment No. 9 to Stock Purchase Agreement, dated as of February 7, 2024, by and among Wilson-Davis & Co. Inc., the individuals and entities listed in Exhibit A thereto and AtlasClear, Inc.

SIGNATURES

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2024
/s/ Robert McBey
Robert McBey